EXHIBIT 99.1
FreeSeas Inc. Reports Successful Refloating of Free Jupiter
October 15, 2007 Piraeus, Greece, FreeSeas Inc. (NASDAQ: FREE, FREEW and FREEZ) (“FreeSeas” or “the Company”), a provider of seaborne transportation for drybulk cargoes, announced today that the M/V Free Jupiter has been successfully refloated following its grounding incident on September 21, 2007. The vessel’s inspection by its classification society has been completed, and it is expected that the vessel will be allowed to complete its current short time charter and then proceed to dry-docking. Arrangements for dry-docking have been made, and it is expected to last until approximately the end of November, although the repair period could be longer. The vessel’s three-year time charter is anticipated to begin following completion of the dry-docking.
About FreeSeas Inc.
FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of three Handysize vessels and one Handymax vessel. FreeSeas’ common stock and warrants trade on the NASDAQ Capital Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the US Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at www.sec.gov. For more information about FreeSeas Inc. please go to our corporate website www.freeseas.gr.
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
For further information please contact:

Company Contact:	Investor Relations / Financial Media:
Ion Varouxakis	Thomas J. Rozycki, Jr.
Chief Executive Officer	Sr. Vice President
FreeSeas Inc.	Cubitt Jacobs & Prosek Communications
89 Akti Miaouli Street	350 Fifth Avenue — Suite 3901
185 38 Piraeus, Greece	New York, NY 10118, USA
Tel: 011-30-210-45-28-770	Tel: +1.212.279.3115 x208
Fax: 011-30-210-429-10-10	Fax: +1.212.279-3117
E-Mail: info@freeseas.gr	E-Mail: trozycki@cjpcom.com
www.freeseas.gr	www.cjpcom.com
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